JOE C. NEAL & ASSOCIATES
PETROLEUM AND ENVIRONMENTAL ENGINEERING CONSULTANTS
300 NORTH MARIENFELD, SUITE 200
MIDLAND, TEXAS 79701
Off: 432-683-4371 Fax: 432-683-9279
E-Mail: info@joecneal.com

August 10, 2011

Pure Energy Group, Inc.
22610 US Hwy 281 North, Suite 218
San Antonio, TX 78258

Attention: Mr. Larry Risley

Re:  Evaluate Oil & Gas Properties to the interest of Pure Energy Group, Inc.

Gentlemen:

In accordance with your request, an engineering evaluation has been performed to determine remaining reserves and future net revenue of certain properties to the interest of the Pure Energy Group, Inc.  The Proved Developed Producing, Proved Developed Non-Producing, Proved Undeveloped, Probable and Possible reserves were based on product prices supplied by Pure Energy Group, Inc. utilizing non-escalated guidelines.  A summary of the evaluation showing all of the Reserve categories along with a summary of the total Proved Reserves and total Reserves is as follows:

Effective Date. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . December 31, 2010

	Proved Developed Producing	Proved Developed Non-Producing	Proved Undeveloped	Probable

Net Reserves to Evaluated Interest: Oil, MBBL	130	61	153	26	366	737
Gas, MMCF	1,354	415	340	148	1,472	3,729
Future Net Revenue, M$ Before Ad Valorem and Severance Taxes	16,691	6,584	14,118	3,310	37,032	77,735
Ad Valorem and Severance Taxes, M$	1,198	471	1,005	237	2,645	5,556
Operating Costs, M$	4,044	1,381	2,318	407	5,488	13,638
Capital Costs, M$	0	354	4,137	1,107	14,937	20,536
Future Net Revenue: Undiscounted M$	11,449	4,377	6,658	1,558	13,963	38,005
Discounted Per Annum At 10 percent, M$	7,778	1,713	3,641	944	6,358	20,435

The properties for which the reserves were estimated are located in Chaves, Eddy and Lea Counties, New Mexico. Figure 1 is a map showing the areas in New Mexico and the basins where the properties are located. Table 1 is a Grand Summary of the reserves and economics for all the properties and categories. Table 2 is the One-Line Summary. Table 3 is a summary of the reserves and economics for the Proved Developed producing properties.  Table 4 is a summary of the reserves and economics for the Proved Developed Non-Producing properties.  Table 5 is a summary of the reserves and economics for the Proved Undeveloped category.  Table 6 is a summary of the reserves and economics for the Probable category. Table 7 is a Summary of the reserves and economics for the Possible category.  Tables 8 through 151 are reserves and economics for the individual leases for all categories.  Graphical displays of the production histories and future predicted decline trends are also included in this report.

The reserves evaluated in this report are classified as Proved, Probable and Possible reserves.  Definitions of Reserves are included with this report.

New properties added in the December 31, 2010 report are as follows:

1.	Ten (10) new proved undeveloped wells have been scheduled to be drilled in the future which are as follows:
a.	Alamo Delhi ‘B’ St. #3
b.	Alamo Delhi ‘B’ St. #4
c.	Apache 31 ‘B’ St. #1
d.	Mesc. Ridge 14 St. #1
e.	Mesc. Ridge 14 St. #2
f.	Mewbourne Bradley Fed Com #1-H
g.	Scratch St. Com #2
h.	SE Lusk 33 Fed #7 (BS/B)
i.	SE Lusk 33 Fed #8
j.	SL Deep Fed #5 (BS/B)
2.	One (1) new probable well has been scheduled to be drilled in the future which is as follows:
a.	Cordova 15 #1
3.	One (1) possible location has been identified for drilling which is as follows:
a.	Bradley 31 Com #1-H

The newly assigned Possible location is attributed to the horizontal Abo and Bone Spring Play in Eddy and Chaves Counties New Mexico.

This engineering evaluation includes 81 Proved Developed Producing wells, 18 Proved Undeveloped wells, 3 Probable wells and 25 Possible well.   Proved Developed Non-Producing category wells that have behind pipe zones are included in the Proved Developed Producing well count.  The majority of the wells in this evaluation are producing from the Permian and Pennsylvanian Series ranging from 1100 feet to 13,000 feet in depth.  These producing intervals are known as the Queen, Grayburg, Yates, Seven Rivers, San Andres, Glorieta, Delaware, Yeso, Bone Springs, Abo, Wolfcamp, Strawn, Atoka, and Morrow.

Estimated net capital costs to develop the Proved Developed Non-Producing, Proved Undeveloped, Probable and Possible wells are estimated to be $20,535,943.00.

This study was performed using industry-accepted principles of engineering evaluation that are predicated on established scientific concepts.  The application of such principles involves extensive judgments and is subject to changes in existing technical knowledge, economic condition, and statutory or regulatory provisions.  Reserve calculations may be imprecise due to inherent uncertainties and limitations in the database.  Joe C. Neal & Associates reserves the right to alter the calculation of reserves discussed in this report, if corrections to this data are subsequently required.

Environmental liability presence or potential presence is not addressed in the values developed in this report.  The increasing attention to environmental issues by landowners and their associated attorneys, public interest groups and expanding government agencies such as the RRC, EPA, and TNRCC make it essential to acquire a knowledgeable idea of the environmental costs that are anticipated to be associated with ownership or operation of a property.  The required depth of understanding of the environmental issues can be increased proportionally as interest in a property develops.  Anticipated reclamation costs can even be subtracted from the price of an acquisition.  In any event a prudent judgment of the value of a property requires including an assessment of existing environmental issues associated with the property.  Joe C. Neal & Associates’ experienced registered professional engineers routinely conduct the required investigations and provide certified environmental assessments.
Property identification, working and revenue interests, royalty interests, operating expenses and pricing were provided by Pure Energy Group, Inc.  This data was not verified by inspection of internal records or files, nor was a physical inspection made of the properties.  A large number of the evaluated properties are relatively new for which limited data is available.

We estimate the net Proved Reserves and the present value of future net revenue from the properties of the “Company” as of December 31, 2010 to be as follows:

Classification of Reserves	Oil and Condensate (M BBL)	Gas and NGL MMCF	Future Net M $ Revenue	Present worth Disc. M $ At 10 percent
Proved Developed Producing	130	1,354	11,449	7,778
Proved Developed Non-Producing	61	415	4,377	1,713
Total Proved Developed	191	1,769	15,826	9,491
Proved Undeveloped	153	340	6,658	3,641
Total Proved	344	2,109	22,484	13,132

A summary projection of the estimated future net revenue and present value of future net revenue of the Proved Reserves as of December 31, 2010 is as follows:

Year	Proved Developed M $ Future Net Revenue	M $ Discounted at 10%
2011	2,834	2,715
2012	1,771	1,570
2013	1,355	1,068
Remaining	5,488	4,138
Total	11,448	9,491

Proved Undeveloped net revenue reflects estimated capital costs of $4,136,924.00 to drill and complete those wells.

Net oil and gas reserves are estimated quantities of crude oil, natural gas, and natural gas liquids attributed to one hundred percent (100%) of the revenue and/or royalty interest owned by Pure Energy Group, Inc.  Net income to the one hundred percent (100%) revenue and/or royalty interest owned by the Pure Energy Group, Inc. is the future net revenue after deduction of state and county taxes.  Minor variations in composite column totals result from computer rounding.

Values of the estimated net Proved, Probable, and Possible reserves are expressed in terms of the future net revenue and present value of the future net revenue.  Information regarding prices and the particular pricing categories under current governmental regulations was estimated.  The future net revenue for all categories in this report is estimated to be $38,005,371.00.

Present value of the future net revenue is calculated by discounting the future net revenue at the rate of ten percent (10%) per annum compounded monthly over the expected period of realization.  The present value set forth in this report does not necessarily represent the fair market value of the evaluated interests.  The fair market value for any property is based on the value the property can be bought or sold for on the open market.  The future net revenue discounted at ten percent (10%) in this report for all categories is estimated to be $20,434,697.00.

Estimated reserves and future net income amounts presented in this report, as of December 31, 2010, are related to the hydrocarbon prices. The hydrocarbon prices used in the preparation of this report are based on the average actual price of oil and gas being received in December 2010 for each lease. The benchmark oil prices per barrel which has been adjusted by lease for gravity transportation fees and regional price differentials. The Benchmark gas price per MCF has been adjusted for transportation, treating and BTU. The oil and gas prices were held constant for the economic life of the properties a specified by the SEC.

Operating expenses were obtained from Pure Energy Group, Inc. and were held constant for the life of the properties.  Operating expenses include both direct and overhead expenses as per information from the Pure Energy Group, Inc.  Severance taxes were deducted in the lease reserve and economic projections at the standard state rates.  Oil volumes shown herein are expressed in barrels, which are equivalent to forty-two (42) United States gallons.  Gas volumes are expressed at standard conditions of sixty degrees (60°) Fahrenheit and at the standard pressure base of the respective area in which the reserves are located.

This report is solely for the information of and assistance to The Pure Energy Group, Inc. for their use in financial planning.  This report is not to be used, circulated, quoted, or otherwise referred to for any other purpose without the expressed written consent of the undersigned except as required by law.  Data utilized in this report will be maintained in our files and are available for your use.  It has been our privilege to serve you by preparing this evaluation.

Yours Very Truly,

/s/ Joe C. Neal
Joe C. Neal & Associates Licensed Professional Engineer Registration Number: 23238 Registered Professional Engineering Firm Registration Number: F-001308